Exhibit 99.1


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   ELBIT MEDICAL ANNOUNCES RESIGNATION OF RABBI FIRER FROM BOARD OF DIRECTORS
                          DUE TO PERSONAL COMMITTMENTS

Tel-Aviv, Israel - November 18, 2004 - Elbit Medical Imaging Ltd. (NASDAQ:EMITF) ("EMI") today announced that on November 7, 2004, Mr. Avraham Elimelech Firer resigned from the Board of Directors of the Company.

In his letter of resignation Mr. Firer stated that his increasingly onerous responsibilities and commitments due to his prolific activities in the public sector prevent him from devoting the time necessary to fulfill his duties as director in an appropriate manner. Mr. Firer has served on the Board of Directors since May 31, 1999.

EMI's management and Board are deeply grateful to Mr. Firer for his contribution to the Company.

About Elbit Medical Imaging
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the telecommunications business.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.


   Company Contact:                       Investor Contact:
   ----------------                       -----------------
   Shimon Yitzhaki                        Rachel Levine
   Elbit Medical Imaging Ltd.             The Anne McBride Company
   syitzhaki@europe-israel.com            rlevine@annemcbride.com
   ---------------------------            -----------------------
   +011-972-3-608-6000                    +212-983-1702 x207